# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sphere 3D Corp., CIK 0001591956
CUSIP: 84841L506
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 243 Tresser Blvd, 17th Floor, Stamford, Connecticut (CT), 6901
Date of event which requires filing of this statement: 06/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002140823

## Reporting persons
- Jialin Qu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,564; shared voting power 470,926; sole dispositive power 5,564; shared dispositive power 470,926; aggregate amount beneficially owned 476,490 (6.2% of the class)
  Comment: For items numbered 9 & 11 above, represents (i) 5,564 Common Shares held by directly Mr. Qu; and (ii) 470,926 Common Shares held by the Togetsu Trust. Mr. Qu is a trustee, and has voting and dispositive control over the Common Shares held by the Togetsu Trust. The beneficiaries of the Togetsu Trust are family members of Mr. Qu. As a result, Mr. Qu does not maintain any pecuniary interest in the shares held by the Togetsu Trust. Percent of class represented is based on 7,639,893 Common Shares outstanding as of June 19, 2026 as provided by Issuer.
- Togetsu Trust: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); does not affirm membership in a group (box b); sole voting power 470,926; shared voting power 0; sole dispositive power 470,926; shared dispositive power 0; aggregate amount beneficially owned 470,926 (6.2% of the class)

## Item 1. Issuer
Name of issuer: Sphere 3D Corp.
Address of issuer's principal executive offices: 243 Tresser Blvd, 17th Floor, Stamford, CONNECTICUT 6901

## Item 2. Person Filing
Name of person filing:
Jialin Qu
Togetsu Trust
Address of principal business office or, if none, residence:
Jialin Qu
721 5th Avenue, 41E
New York, NY, 10022

Togetsu Trust
721 5th Avenue, 41E
New York, NY, 10022
Citizenship:
Jialin Qu - United States of America
Togetsu Trust - Tennessee

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Jialin Qu acquired the Common Shares reported herein in exchange for his shares of Cathedra Bitcoin Inc. in connection with the previously announced and completed acquisition of Cathedra Bitcoin Inc. by Sphere 3D Corp. Mr. Qu may be deemed to beneficially own an aggregate of 476,490 Common Shares, including (i) 5,564 Common Shares held by directly Mr. Qu; and (ii) 470,926 Common Shares held by the Togetsu Trust. Mr. Qu is a trustee, and has voting and dispositive control over the Common Shares held by the Togetsu Trust. The beneficiaries of the Togetsu Trust are family members of Mr. Qu. As a result, Mr. Qu does not maintain any pecuniary interest in the shares held by the Togetsu Trust. Percent of class represented is based on 7,639,893 Common Shares outstanding as of June 19, 2026 as provided by Issuer.
Percent of class: 6.2
Sole power to vote or to direct the vote: 5,564.00
Shared power to vote or to direct the vote: 470,926.00
Sole power to dispose or to direct the disposition: 5,564.00
Shared power to dispose or to direct the disposition: 470,926.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement pursuant to Rule 13d-1(k).

## Signatures
- Jialin Qu: /s/ Jialin Qu, Jialin Qu (07/20/2026)
- Togetsu Trust: /s/ Jialin Qu, Jialin Qu, Trustee (07/20/2026)